                                               Filed by The Seagram Company Ltd.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        are deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange act of 1934

                                       Subject Company: The Seagram Company Ltd.
                                                      Commission File No. 1-2275

                                                                             and

                                                Subject Company: Canal Plus S.A.
                                                     Commission File No. 82-2270

                                                          Date: October 19, 2000


               THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY
                 THE SEAGRAM COMPANY LTD. ON OCTOBER 19, 2000


                                                        Media Relations:
                                                        Mia Carbonell
                                                        212/572-7556
                                                        Anita M. Larsen
                                                        212/572-1118

                                                        Investor Relations:
                                                        Joseph M. Fitzgerald
                                                        212/572-7282
                                                        Eileen McLaughlin
                                                        212/572-8961

                      CANADIAN HERITAGE AND INDUSTRY CANADA
                    APPROVE PROPOSED BUSINESS COMBINATION OF
                           VIVENDI, SEAGRAM AND CANAL+
           -----------------------------------------------------------

MONTREAL, October 19, 2000 - Vivendi [NYSE: V] and The Seagram Company Ltd. [NYSE: VO] announced today that they have obtained approval relating to the proposed strategic business combination among Vivendi, Seagram and Canal+ from the Minister of Canadian Heritage and the Minister of Industry Canada, as required under the Investment Canada Act.

The parties have also received antitrust clearances for the transaction from the European Commission, appropriate U.S. antitrust authorities and the Canadian Competition Bureau.

In addition, the French audiovisual authority (CSA) has indicated that it would not oppose the transaction.

                                      # # #

The Seagram Company Ltd., headquartered in Montreal, operates in four global business segments: Music, Filmed Entertainment, Recreation and Other, and Spirits and Wine. Universal Music Group, the world's largest recorded music company, produces, markets and distributes recorded music throughout the world in all major genres, and it is engaged in music publishing. The Company's Filmed Entertainment business produces and distributes motion picture, television and home video products worldwide; operates and has ownership in a number of international cable channels; and engages in the licensing of merchandising rights and film property rights. The Recreation and Other


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business operates theme parks and retail stores. It is also involved in the development of entertainment software. The Spirits and Wine business is engaged principally in the production and marketing of distilled spirits, wines, coolers, beers and mixers throughout more than 190 countries and territories. The Company's corporate website is located at www.seagram.com.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this release address the business combination of Vivendi, Canal+ and Seagram. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the Vivendi, Canal+ and Seagram businesses will not be integrated successfully; costs related to the combination; failure of the Vivendi, Canal+ or Seagram shareholders to approve the combination; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; inability to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers. None of Vivendi, Canal+ or Seagram undertakes any obligation to provide updates or to revise any forward-looking statements. Investors and security holders are urged to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be filed with the U.S. Securities and Exchange Commission by Vivendi, Canal+ and Seagram. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Vivendi, Canal+ and Seagram with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Vivendi, Canal+ and Seagram. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint press release relating to the transaction filed with the Commission by each of Vivendi and Seagram, on June 20, 2000.